                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ---------------------


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No.5)*
                                             -

                            United Stationers Inc.
                            ----------------------
                               (Name of Issuer)

                         Common Stock, $.10 par value
                         ----------------------------
                        (Title of Class of Securities)

                                  913004-10-7
                   -----------------------------------------
                                (CUSIP Number)

                                 HW Associates
                              c/o Joel D. Spungin
                              2200 East Golf Road
                             Des Plaines, IL 60016
                                (312) 699-5000
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 10, 1995
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 913004-10-7                                  Page 2 of 18 Pages

- --------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       HW Associates

- --------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]
- --------------------------------------------------------------------------------
   3.  SEC Use Only

- --------------------------------------------------------------------------------
   4.  Source of Funds:  00
- --------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]
- --------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  Illinois

Number of                   ----------------------------------------------------
Shares                         7.  Sole Voting Power:  0
Beneficially                ----------------------------------------------------
Owned By                       8.  Shared Voting Power:  0
Each                        ----------------------------------------------------
Reporting                      9.  Sole Dispositive Power:  0
Person                      ----------------------------------------------------
With                          10.  Shared Dispositive Power:  0
- --------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  0
- --------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:
                                                                           [_]
- --------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11):  0.0%
- --------------------------------------------------------------------------------
  14.  Type of Reporting Person: PN
- --------------------------------------------------------------------------------

  CUSIP NO. 913004-10-7                                  Page 3 of 18 Pages

- --------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       Joel D. Spungin

- --------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]
- --------------------------------------------------------------------------------
   3.  SEC Use Only

- --------------------------------------------------------------------------------
   4.  Source of Funds:  00
- --------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]
- --------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  United States

Number of                   ----------------------------------------------------
Shares                         7.  Sole Voting Power:  101,468
Beneficially                ----------------------------------------------------
Owned By                       8.  Shared Voting Power:
Each                        ----------------------------------------------------
Reporting                      9.  Sole Dispositive Power:  101,468
Person                      ----------------------------------------------------
With                          10.  Shared Dispositive Power:
- --------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
       101,468
- --------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:

       Excludes 200,000 shares owned by the Joel and Marilyn Spungin
       Charitable Remainder Trust of which the Reporting Person is a beneficiary; and 56,682 shares owned by the Joel D. Spungin Family Trust u/a/d November 15, 1990 as to which the Reporting Person disclaims beneficial ownership.
                                                                            [X]
- --------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11):  0.6%
- --------------------------------------------------------------------------------
  14.  Type of Reporting Person:  IN
- --------------------------------------------------------------------------------

  CUSIP NO. 913004-10-7                                  Page 4 of 18 Pages

- --------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       Joan Fishman

- --------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]
- --------------------------------------------------------------------------------
   3.  SEC Use Only

- --------------------------------------------------------------------------------
   4.  Source of Funds:  00
- --------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]
- --------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  United States

Number of                   ----------------------------------------------------
Shares                         7.  Sole Voting Power:  0
Beneficially                ----------------------------------------------------
Owned By                       8.  Shared Voting Power:  586,134
Each                        ----------------------------------------------------
Reporting                      9.  Sole Dispositive Power:  0
Person                      ----------------------------------------------------
With                          10.  Shared Dispositive Power:  586,134
- --------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

- --------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:

       Excludes 50,000 shares owned by the Joan Fishman Charitable Remainder
       Trust of which the Reporting Person disclaims beneficial ownership of
       such shares.                                                         [X]
- --------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11):  3.2%
- --------------------------------------------------------------------------------
  14.  Type of Reporting Person:  IN
- --------------------------------------------------------------------------------

  CUSIP NO. 913004-10-7                                  Page 5 of 18 Pages

- --------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       Melvin L. Hecktman

- --------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]
- --------------------------------------------------------------------------------
   3.  SEC Use Only

- --------------------------------------------------------------------------------
   4.  Source of Funds:  00
- --------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]
- --------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  United States

Number of                   ----------------------------------------------------
Shares                         7.  Sole Voting Power:  6,667
Beneficially                ----------------------------------------------------
Owned By                       8.  Shared Voting Power:  1,067,505
Each                        ----------------------------------------------------
Reporting                      9.  Sole Dispositive Power:  6,667
Person                      ----------------------------------------------------
With                          10.  Shared Dispositive Power:  1,067,505
- --------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,074,172
- --------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:

       Excludes 80,000 shares owned by the Melvin and Judith Hecktman Charitable Remainder Trust of which the Reporting Person is a beneficiary; the Reporting Person disclaims beneficial ownership of such shares. [X]
- --------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11):  5.8%
- --------------------------------------------------------------------------------
  14.  Type of Reporting Person: IN
- --------------------------------------------------------------------------------

  CUSIP NO. 913004-10-7                                  Page 6 of 18 Pages

- --------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       Jerold A. Hecktman

- --------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]
- --------------------------------------------------------------------------------
   3.  SEC Use Only

- --------------------------------------------------------------------------------
   4.  Source of Funds:  00
- --------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]
- --------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  United States

Number of                   ----------------------------------------------------
Shares                         7.  Sole Voting Power:  4,385
Beneficially                ----------------------------------------------------
Owned By                       8.  Shared Voting Power:  902,795
Each                        ----------------------------------------------------
Reporting                      9.  Sole Dispositive Power:  4,385
Person                      ----------------------------------------------------
With                          10.  Shared Dispositive Power:  902,795
- --------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  907,180
- --------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:

       Excludes 200,000 shares owned by the Jerold and Ruth Hecktman Charitable Remainder Trust of which the Reporting Person is a beneficiary; the Reporting Person disclaims beneficial ownership of such shares. [X]
- --------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11):  4.9%
- --------------------------------------------------------------------------------
  14.  Type of Reporting Person: IN
- --------------------------------------------------------------------------------

  CUSIP NO. 913004-10-7                                  Page 7 of 18 Pages

- --------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       Barbara Mills

- --------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]
- --------------------------------------------------------------------------------
   3.  SEC Use Only

- --------------------------------------------------------------------------------
   4.  Source of Funds:  00
- --------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]
- --------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  United States

Number of                   ----------------------------------------------------
Shares                         7.  Sole Voting Power:  0
Beneficially                ----------------------------------------------------
Owned By                       8.  Shared Voting Power:  533,197
Each                        ----------------------------------------------------
Reporting                      9.  Sole Dispositive Power:  0
Person                      ----------------------------------------------------
With                          10.  Shared Dispositive Power:  533,197
- --------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  533,197
- --------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:

       Excludes 50,000 shares owned by the Barbara Mills Charitable Remainder Trust of which the Reporting Person is a beneficiary; the Reporting
       Person disclaims beneficial ownership of such shares. [X]
- --------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11):  2.9%
- --------------------------------------------------------------------------------
  14.  Type of Reporting Person: IN
- --------------------------------------------------------------------------------

  CUSIP NO. 913004-10-7                                  Page 8 of 18 Pages

- --------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       Barbara Wolf

- --------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]
- --------------------------------------------------------------------------------
   3.  SEC Use Only

- --------------------------------------------------------------------------------
   4.  Source of Funds:  00
- --------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]
- --------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  United States

Number of                   ----------------------------------------------------
Shares                         7.  Sole Voting Power:  18,748
Beneficially                ----------------------------------------------------
Owned By                       8.  Shared Voting Power:  921,857
Each                        ----------------------------------------------------
Reporting                      9.  Sole Dispositive Power:  18,748
Person                      ----------------------------------------------------
With                          10.  Shared Dispositive Power:  921,857
- --------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  940,605
- --------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:

       Excludes 133,333 shares owned by the Barbara Wolf Savage Charitable Remainder Trust of which the Reporting Person is a beneficiary; the Reporting Person disclaims beneficial ownership of such shares. [X]
- --------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11):  5.1%
- --------------------------------------------------------------------------------
  14.  Type of Reporting Person: IN
- --------------------------------------------------------------------------------

     CUSIP NO. 913004-10-7                               Page 9 of 18 Pages

                                      13D

     Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Amendment No. 5 to Schedule 13D Statement (the "Amendment No. 5") to the original Schedule 13D Statement dated September 19, 1983 (as amended by Amendment No. 1 to Schedule 13D Statement dated December 18, 1985, Amendment No. 2 to Schedule 13D Statement dated February 20, 1989, Amendment No. 3 to Schedule 13D Statement dated April 27, 1989, and Amendment No. 4 to Schedule 13D Statement dated May 17, 1989, the "Original Statement") on behalf of HW Associates, an Illinois general partnership ("HW"); Joel D. Spungin, an individual; Melvin L. Hecktman, an individual; Jerold A. Hecktman, an individual; Joan Fishman, an individual; Barbara Mills, an individual; and Barbara Wolf, an individual. The foregoing partnership and individuals are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained in this Amendment No. 5 shall be deemed to be an admission by the Reporting Persons that a group exists.

     Unless otherwise indicated in this Amendment No. 5, all capitalized terms used in this Amendment No. 5 which are defined in the Original Statement shall have the same meaning as set forth in the Original Statement and unless otherwise indicated herein, there has been no material change to the information provided in the Original Statement.

Item 1.   SECURITY AND ISSUER.

     This Statement relates to the Common Stock, $.10 par value (the "Common Stock"), of United Stationers Inc., a Delaware corporation (the "Issuer") 2200 East Golf Road, Des Plaines, Illinois 60016.

Item 2.   IDENTITY AND BACKGROUND.

     (a)-(c).  HW ASSOCIATES.

          The principal business of HW Associates is as set forth in Item 4 below. The principal business address of HW Associates, which also serves as its principal office, is c/o Joel D. Spungin, 2200 East Golf Road, Des Plaines, Illinois 60016. On February 10, 1995, the seven constituent partners of HW unanimously voted to terminate, dissolve and liquidate HW in accordance with the Agreement of Termination dated February 10, 1995 (the "Agreement of Termination") attached hereto as EXHIBIT M and incorporated herein by this reference. Pursuant to the Agreement of Termination, on February 10, 1995, HW distributed all of its shares of Common Stock to its seven constituent partners. Accordingly, from and after February 10, 1995, HW ceased being a partnership and the constituent partners ceased being partners in HW. The partners in HW Associates were seven other partnerships, consisting of the following:

                               RESIDENCE OR                 NAME(S) OF
NAME                           BUSINESS ADDRESS             GENERAL PARTNER(S)

Wolf Family Investment         c/o Johnson, Goldberg &      Barbara Wolf
Partnership, an Illinois       Brown, Ltd.
limited partnership            6703 North Cicero Avenue
("WFIP")                       Lincolnwood, IL  60646
                               ATTN:  Scott Brown

     CUSIP NO. 913004-10-7                                Page 10 of 18 Pages

Spungin Family              c/o United Stationers,    Joel D. Spungin
Investment Partnership,     Inc.
an Illinois limited         2200 East Golf Road
partnership ("SFIP")        Des Plaines, Illinois
                            60016

Melvin L. Hecktman          c/o Hecktman Management   Melvin L. Hecktman
Family Investment           Suite 350
Partnership, an Illinois    510 Lake Cook Road
limited partnership         Deerfield, IL  60015
("MLHFIP")

MLH Investment              c/o Hecktman Management   Melvin L. Hecktman,
Partnership, an Illinois    Suite 350                 Managing Partner
general partnership         510 Lake Cook Road        Judith Hecktman, Melvin L.
("MLH")                     Deerfield, IL  60015      Hecktman, as Custodian for
                                                      Brian J. Hecktman under
                                                      Ill. Unif. Gifts To Min.
                                                      Act ("IUGMA"),
                                                      Melvin L. Hecktman, as
                                                      Custodian for Julie B.
                                                      Hecktman under Ill. Unif.
                                                      Gifts To Min. Act
                                                      ("IUGMA"),
                                                      Jerold A. Hecktman, Ruth
                                                      L. Hecktman, and Arthur W.
                                                      Brown, Jr., as co-trustees
                                                      of certain of the twenty-
                                                      one trusts identified as
                                                      numbers 1 through 21,
                                                      respectively, on EXHIBIT A
                                                      hereto

Jerold A. Hecktman          c/o United Stationers     Jerold A. Hecktman
Family Investment           Inc.
Partnership,                2200 East Golf Road
an Illinois limited         Des Plaines, Illinois
partnership                 60016
  ("JAHFIP")

Fishman Family              c/o Johnson, Goldberg &   Joan Fishman
Investment                  Brown, Ltd.
Partnership,                6703 North Cicero Avenue
an Illinois limited         Lincolnwood, IL  60646
partnership                 ATTN:  Scott Brown
("FFIP")

Mills Family                c/o Johnson, Goldberg &   Barbara Mills
Investment                  Brown, Ltd.
Partnership,                6703 North Cicero Avenue
an Illinois limited         Lincolnwood, IL  60646
partnership                 ATTN:  Scott Brown
("MFIP")

In addition to the partners in HW Associates, the six following individual persons are non-partner Managing Agent parties to the HW Associates

     CUSIP NO. 913004-10-7                                Page 11 of 18 Pages

partnership agreement: Barbara Wolf, Joel D. Spungin, Melvin L. Hecktman, Jerold A. Hecktman, Joan Fishman and Barbara Mills.

THE REMAINING REPORTING PERSONS.

     Pursuant to Instruction C to Schedule 13D, the name, business or residence address and present principal occupation or employment of the remaining Reporting Persons, who are the Managing Agents of HW Associates, and also of the respective general partners of the partners in HW Associates (and are the co-trustees of each trust which is a general partner in MLH Investment Partnership, one of the partners in HW Associates) are as follows:

                        RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS               OR EMPLOYMENT

Barbara Wolf          c/o Johnson, Goldberg &    Housewife
                      Brown, Ltd.
                      6703 North Cicero Avenue
                      Lincolnwood, Illinois
                      60646
                      ATTN:  Scott Brown

Joel D. Spungin       c/o United Stationers      President of United
                      Inc.                       Stationers Inc.
                      2200 East Golf Road
                      Des Plaines, Illinois
                      60016

Melvin L. Hecktman    c/o Hecktman Management    Managing General
                      Suite 350                  Partner
                      510 Lake Cook Road         of Hecktman Management
                      Deerfield, IL  60015

Jerold A. Hecktman    c/o United Stationers      Vice President,
                      Inc.                       Advertising and
                      2200 East Golf Road        Secretary of United
                      Des Plaines, Illinois      Stationers Inc.
                      60016

Joan Fishman          c/o Johnson, Goldberg &    Housewife
                      Brown, Ltd.
                      6703 North Cicero Avenue
                      Lincolnwood, Illinois
                      60646
                      ATTN:  Scott Brown

Barbara Mills         c/o Johnson, Goldberg &    Housewife
                      Brown, Ltd.
                      6703 North Cicero Avenue
                      Lincolnwood, Illinois
                      60646
                      ATTN:  Scott Brown

     (d) During the last five years, neither HW Associates nor any of the persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     CUSIP NO. 913004-10-7                                Page 12 of 18 Pages

     (e) During the last five years, neither HW Associates nor any of the persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction involving violations of federal or state securities laws.

     (f) All of the persons identified in this Item 2 are citizens of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All of the shares of Common Stock held by HW Associates were acquired as a result of contributions directly from the partners thereof. No shares of Common Stock were purchased in connection with the formation of HW Associates.

Item 4.   PURPOSE OF TRANSACTION.

     The purposes for which HW Associates was formed and the Common Stock conveyed to it are as follows: (1) to centralize, in the hands of HW Associates and its Managing Agents, voting control of the shares of Common Stock formerly held by the members of its constituent partners; and (2) to permit a convenient mechanism for members of the partners in HW Associates to borrow from HW Associates to obtain funds on more favorable terms than would otherwise be available to such members.

     HW Associates has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     On February 10, 1995 HW was terminated, dissolved and liquidated pursuant to the Agreement of Termination. The primary purposes for which HW was dissolved, liquidated and terminated was to allow each of the Managing Agents to make an independent decision as to the tendering of shares, and to account for the possibility of the Issuer engaging in a transaction with Associated Holdings, Inc., as disclosed in the Issuer's Form 10-Q for the Quarterly Report on Quarter Ended November 30, 1994.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a)-(b) of Item 5 of Original Statement are hereby deleted and replaced with the following:

                    HW owns no Common Stock of the Issuer.  Pursuant to the
               Dissolution Agreement, HW distributed an aggregate of 4,712,600 shares of Common Stock to its seven constituent partners in pro-rata amounts in exchange for HW's redemption of an aggregate of 4,712,600 partnership units in HW from its partners. Accordingly, from and after February 10, 1995, HW ceased being a partnership and the constituent partners of HW ceased being partners in HW. The shares of Common Stock held by HW were distributed to the former HW partners in the following amounts:

               PARTNER                SHARES OF COMMON STOCK
               WFIP                                1,054,390
               JAHFIP                              1,105,195
               MFIP                                  584,531
               MLH                                   863,670
               MLHFIP                                285,835
               SFIP                                  182,845
               FFIP                                  636,134
                                                   ---------
                    TOTAL                          4,712,600
                                                   =========

     CUSIP NO. 913004-10-7                                Page 13 of 18 Pages

                    Immediately following the liquidation of HW on February 10,
               1995, the seven former constituent partners of HW distributed a portion of their shares of Common Stock to the entities and in the quantities stated in Item 5 paragraph (c) below. Currently, none of the former partners of HW, HW's former Managing Agents nor any of HW's former partners, trusts or trustees owns or holds any shares except as follows:

                    (i) WFIP holds of record and has sole voting and/or
               investment authority over 921,057 shares of Common Stock.

                    (ii) JAHFIP holds of record and has sole voting and/or
               investment authority over 902,795 shares of Common Stock.

                    (iii) MFIP holds of record and has sole voting and/or investment authority over 533,197 shares of Common Stock.

                    (iv) MLH holds of record and has sole voting and/or
               investment authority over 863,670 shares of Common Stock.

                    (v) MLHFIP holds of record and has sole voting and/or
               investment authority over 203,835 shares of Common Stock.

                    (vi) FFIP holds of record and has sole voting and/or
               investment authority over 586,134 shares of Common Stock.

                    (vii)  Barbara Wolf:

                         (1) owns 800 shares, in joint tenancy with her mother, as to which she has shared voting and investment power,

                         (2) owns 18,748 shares pursuant to her interest in the Barbara Wolf Trust u/a/d March 4, 1988 as to which she has sole voting and investment power,

                         (3) owns 921,057 shares due to her interest as a general partner of WFIP as to which she has sole voting and investment power, and

                         (4) is a beneficiary of the Barbara Wolf Savage Charitable Remainder Trust u/a/d February 1, 1995 which owns 133,333 shares to which Barbara Wolf disclaims beneficial ownership.

                    (viii)  Joel D. Spungin:

                         (1) owns 101,468 shares as to which he has sole voting and investment power,

                         (2) holds beneficially 56,682 shares pursuant to his interest in the Joel D. Spungin Family Trust u/a/d November 15, 1990 to which Joel D. Spungin disclaims beneficial ownership, and

                         (3) is a beneficiary of the Joel and Marilyn Spungin Charitable Remainder Trust u/a/d February 1, 1995 which owns 33,333 shares of

     CUSIP NO. 913004-10-7                                Page 14 of 18 Pages

                              Common Stock to which Joel D. Spungen disclaims beneficial ownership.

                    (ix)  Melvin L. Hecktman:

                         (1) owns 6,667 shares as to which he has sole voting and investment power,

                         (2) is the sole general partner of MLHFIP which holds 203,835 shares of Common Stock as to which he has sole voting and investment power,

                         (3) is a general partner in MLH which owns 863,670 shares of Common Stock as to which he has sole voting and investment power, and

                         (4) is a beneficiary of the Melvin and Judith Hecktman Charitable Remainder Trust u/a/d February 1, 1995 which owns 80,000 shares to which Melvin L. Hecktman disclaims beneficial ownership.

                    (x)  Jerold A. Hecktman:

                         (1) owns beneficially 4,385 shares as to which he has sole voting and investment power,

                         (2) is the sole general partner of JAHFIP which holds of record 902,795 shares of Common Stock as to which he has sole voting and investment power, and

                         (3) is a beneficiary of the Jerold and Ruth Hecktman Charitable Remainder Trust u/a/d February 1, 1995 which owns 200,000 shares to which Jerold A. Hecktman disclaims beneficial ownership.

                    (xi) Joan Fishman:

                         (1) is the sole general partner of FFIP which owns of record 586,134 shares of Common Stock as to which Joan Fishman has sole voting and investment power, and

                         (2) is a beneficiary of the Joan Fishman Charitable Remainder Trust u/a/d February 1, 1995 which owns 50,000 shares to which Joan Fishman disclaims beneficial ownership.

                    (xii)  Barbara Mills:

                         (1) is the sole general partner of MFIP which holds of record 533,197 shares of Common Stock as to which Barbara Mills has sole voting and investment power, and

                         (2) is a beneficiary of the Barbara Mills Charitable Remainder Trust u/a/d February 1, 1995 which owns 50,000 shares to which Barbara Mills disclaims beneficial ownership.

     CUSIP NO. 913004-10-7                                Page 15 of 18 Pages

          (c) None of the entities referred to in response to paragraph (a) of this Item 5, or in Item 2 above, has effected any transactions in the Common Stock during the past 60 days except as follows:

               On February 10, 1995, immediately upon receiving their pro-rata shares from HW, the former partners distributed the shares as follows:

                    FFIP distributed 50,000 shares of Common Stock to Joan
               Fishman, or her successor in trust, as Trustee of the Joan Fishman Trust u/a/d June 25, 1990 who immediately thereafter transferred 50,000 shares of Common Stock to Joan Fishman, an individual, who immediately thereafter transferred 50,000 shares of Common Stock to the Trustee of the Joan Fishman Charitable Remainder Trust u/a/d February 1, 1995.

                    JAHFIP transferred 202,400 shares to Jerold A. Hecktman, an individual, who immediately thereafter transferred 200,000 shares of Common Stock to the Trustee of the Jerold and Ruth Hecktman Charitable Remainder Trust u/a/d February 1, 1995 and 2,400 shares of Common Stock to charitable entities.

                    MLHFIP transferred:

                         (1)  68,757 shares to Melvin L. Hecktman, an
                              individual, who immediately thereafter transferred 66,757 shares to the Trustee of the Melvin and Judith Hecktman Charitable Remainder Trust u/a/d February 1, 1995 and 2,000 shares of Common Stock to another charitable entity; and

                         (2) 13,243 shares to Judith Hecktman who immediately thereafter transferred all 13,243 shares of Common Stock to the trustee of the Melvin and Judith Hecktman Charitable Remainder Trust u/a/d
                              February 1, 1995.

                    MFIP transferred 51,334 to the trustee of the Barbara Mills
               Trust u/a/d June 23, 1989 who immediately thereafter transferred 50,000 shares to the Trustee of the Barbara Mills Charitable Remainder Trust u/a/d February 1, 1995 and 1,334 shares of Common Stock to other charitable entities.

                    SFIP transferred:

                         (1) 56,682 shares to the Trustees of the Joel D. Spungin Family Trust u/a/d November 15, 1990;

                         (2) 103,935 shares to Joel D. Spungin, an individual, who immediately thereafter transferred 33,333 shares to the Trustee of the Joel and Marilyn Spungin Charitable Remainder Trust u/a/d February 1, 1995; and

                         (3)  22,228 shares to members of his family.

     CUSIP NO. 913004-10-7                                Page 16 of 18 Pages

                    WFIP distributed 133,333 shares of Common Stock to the
               Barbara Wolf Trust u/a/d March 4, 1988 who immediately transferred all 133,333 shares of Common Stock to Barbara Wolf, an individual, who immediately thereafter transferred all 133,333 shares to the Trustee of the Barbara Wolf Savage Charitable Remainder Trust u/a/d February 1, 1995.

          (d) No person other than those referred to in response to paragraph
     (a) of this Item 5 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by them.

          (e) Pursuant to the Dissolution Agreement, HW distributed all of its Common Stock on February 10, 1995 to the partners of HW and immediately thereafter ceased being the beneficial owner of more than five percent of the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The rights, powers and duties of the Reporting Persons, and of the partners in HW, are as set forth in the Agreement of Partnership for HW Associates, as amended by Amendment No. 1 thereto, and in the Termination Agreement. Such Agreements and Amendments are attached hereto as EXHIBITS F, F-1 and M respectively and are incorporated herein by reference. The contribution rights and duties among the Selling Stockholders are as set forth in the Contribution Agreement dated May 5, 1989 among the Selling Stockholders, a copy of which is attached hereto as EXHIBIT L.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT A - Information as to 21 trusts which are general partners in MLH Investment Partnership, as required by Item 2.

     EXHIBIT B - Information as to sales of Common Stock by Barbara Mills, as required by Item 5(c).

     EXHIBIT C - Information as to sales of Common Stock by Joan Fishman, as required by Item 5(c).

     EXHIBIT D - Information as to the individuals and trusts contributing shares of Common Stock to seven family partnerships, as required by Item 5(c).

     EXHIBIT E - Information as to the shares of Common Stock contributed by each partner to HW Associates.

     CUSIP NO. 913004-10-7                                Page 17 of 18 Pages

     EXHIBIT F - Agreement of Partnership for HW Associates dated as of September 14, 1983.

     EXHIBIT F-1 - Amendment No. 1 to Agreement of Partnerhsip for HW Associates dated as of December 31, 1983.

     EXHIBIT G - Agreement relating to the filing of joint statements pursuant to Rule 13(d)-1(f)(1)(iii).

     EXHIBIT G-1 - Agreement relating to the filing of joint statement pursuant to Rule 13d-1(f)(1)(iii).

     EXHIBIT H - Information as to the shares of Common Stock beneficially owned by each partner in HW Associates.

     EXHIBIT I - Copy of Power of Attorney appointing Joel D. Spungin attorney-in-fact for the Reporting Persons, which has been incorporated herein by reference.

     EXHIBIT K - Information as to the shares of Common Stock beneficially owned by each partner in HW Associates.

     EXHIBIT L - Contribution Agreement dated May 5, 1989 among the selling stockholders.

     EXHIBIT M - Agreement of Termination



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February __, 1995

                              HW ASSOCIATES


                              By:
                                 ----------------------------------------------
                                    Joel D. Spungin, a Managing Agent


                              --------------------------------------------------
                              Joel D. Spungin, Individually and as attorney-in-fact as noted below

                              Attorney-in-fact for Joan Fishman*

                              Attorney-in-fact for Melvin L. Hecktman*

                              Attorney-in-fact for Jerold A. Hecktman*

                              Attorney-in-fact for Barbara Mills*

                              Attorney-in-fact for Barbara Wolf**

     CUSIP NO. 913004-10-7                                Page 18 of 18 Pages

* Pursuant to power of attorney given to Joel D. Spungin at page 15 of the Original Statement under the caption "POWER OF ATTORNEY" which power of attorney is incorporated herein by reference. A copy of such power of attorney was filed as EXHIBIT I to the Original Statement.

** Pursuant to power of attorney given to Joel D. Spungin which power of attorney is incorporated herein by reference. A copy of such power of attorney was filed as EXHIBIT J to the Original Statement.

                                   Exhibit M

                            AGREEMENT OF TERMINATION

                                      FOR

                                 HW ASSOCIATES
                                 -------------

     This AGREEMENT OF TERMINATION (the "Agreement") of HW Associates, an Illinois partnership, is made as of this tenth day of February, 1995 by Barbara Wolf, Joel D. Spungin, Melvin L. Hecktman, Jerold A. Hecktman, Joan Fishman, Barbara Mills (collectively, the "Managing Agents"), Wolf Family Investment Partnership, Spungin Family Investment Partnership, Melvin L. Hecktman Family Investment Partnership, MLH Investment Partnership, Jerold A. Hecktman Family Investment Partnership, Fishman Family Investment Partnership and Mills Family Investment Partnership (collectively, the "Partners") (the Partners and Managing Agents are collectively referred to herein as the "Parties"). Unless defined herein, capitalized terms shall have the meaning ascribed to them in the Partnership Agreement.

                                R E C I T A L S:
                                ---------------

     A. Each of the Partners is a partner of HW Associates, an Illinois partnership (the "Partnership"), organized and existing pursuant to an Agreement of Partnership dated as of September 19, 1983, as amended, (the "Partnership Agreement").

     B. The Parties desire to dissolve and terminate the Partnership and distribute the Partnership's assets to the Partners.

                               A G R E E M E N T:
                               -----------------


     NOW, THEREFORE, the Parties, for good and valuable consideration, the receipt of which is hereby acknowledged, agree as follows:

     Section 1.  Dissolution.
     ----------  -----------

     The Partnership shall be completely dissolved and terminated as of February 10, 1995.

     Section 2.  Collection of Assets and Payment of Debts.
     ----------  -----------------------------------------

     In accordance with Section 8.3 of the Partnership Agreement, upon the termination of the Partnership, the Managing Agents shall proceed to wind up the affairs of the Partnership, pay or provide for all liabilities of the Partnership and distribute the remaining assets of the Partnership to the Partners in accordance with Section 3 below.

     Section 3.  Distribution of Assets.
     ----------  ----------------------

     In accordance with Section 3.12 of the Partnership Agreement, upon the termination of the Partnership, all of the debts and liabilities of the Partnership shall be paid or provided for and an amount equal to the Partnership assets less the Partnership liabilities shall be distributed to the Partners in liquidation of their Partnership interests pro rata in accordance with their Units.

     Section 4.  Miscellaneous.
     ----------  -------------

          (a) The Managing Partners, and any one or more of them, are hereby authorized, individually and in groups of two or more, to make, execute, sign, acknowledge, deliver, file, record, amend or cancel any and all instruments, documents, reports, agreements, checks, receipts, notices or certificates as may be required or appropriate in connection with the termination, dissolution and liquidation of the Partnership.

          (b) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute a single instrument. The signature pages of such counterparts may be detached therefrom after the execution of this Agreement and attached to one counterpart.

     IN WITNESS WHEREOF, the Parties have executed this Agreement of Termination as of the date first above written.


MANAGING AGENTS:
- ---------------


______________________              ______________________
Barbara Wolf                        Joel D. Spungin


______________________              ______________________
Melvin L. Hecktman                  Jerold A. Hecktman


______________________              ______________________
Joan Fishman                        Barbara Mills



PARTNERS:
- --------


WOLF FAMILY                         SPUNGIN FAMILY
INVESTMENT PARTNERSHIP              INVESTMENT PARTNERSHIP


By:___________________              By:___________________
  Barbara Wolf,                       Joel D. Spungin,
  General Partner                     General Partner

MELVIN L. HECKTMAN                  MLH INVESTMENT PARTNERSHIP
FAMILY INVESTMENT PARTNERSHIP


By:____________________             By:_____________________
  Melvin L. Hecktman,                 Melvin L. Hecktman,
  General Partner                     Managing Partner


JEROLD A. HECKTMAN FAMILY           FISHMAN FAMILY
INVESTMENT PARTNERSHIP              INVESTMENT PARTNERSHIP


By:____________________             By:_____________________
  Jerold A. Hecktman,                 Joan Fishman,
  General Partner                     General Partner


MILLS FAMILY INVESTMENT PARTNERSHIP


By:____________________
  Barbara Mills,
  General Partner